EXHIBIT 7

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Calculation of Ratio of Earnings to Fixed Charges

For the years 2010 through 2014

	2014(1)		2014		2013		2012		2011		2010
	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	987	Php	44,148	Php	41,632	Php	43,606	Php	41,085	Php	53,623
Add (Deduct):
Fixed Charges (see description below)		184		8,237		9,060		10,237		8,945		9,130
Amortization of capitalized interest		27		1,198		1,221		2,315		3,355		1,594
Capitalized interest		(10)		(442)		(421)		(914)		(648)		(710)

Total Earnings(2)	US$	1,188	Php	53,141	Php	51,492	Php	55,244	Php	52,737	Php	63,637

Fixed Charges
Interest on loans and related items	US$	121	Php	5,429	Php	5,086	Php	6,319	Php	5,948	Php	6,177
Capitalized interest		10		442		421		914		648		710
Amortization of debt issuance costs and debt discount		4		164		1,539		1,051		1,036		1,010
Estimated financing component of rent expense(3)		49		2,202		2,014		1,953		1,313		1,233

Total Fixed Charges	US$	184	Php	8,237	Php	9,060	Php	10,237	Php	8,945	Php	9,130

Ratio (a/b)(2)		6.5		6.5		5.7		5.4		5.9		7.0

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2014 has been converted into U.S. dollars at the exchange rate of Php44.74 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2014.
(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)	Rent expense substantially represents payments for the satellite circuits leased by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.